Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

REPORTS OF THE BOARD OF DIRECTORS AND THE SUPERVISORY COMMITTEE

FOR THE YEAR 2017

FINANCIAL REPORT AND PROFIT DISTRIBUTION PLAN FOR THE YEAR 2017

REMUNERATION OF DIRECTORS AND SUPERVISORS

ELECTION OF DIRECTORS OF THE SIXTH SESSION OF THE BOARD OF DIRECTORS

ELECTION OF NON-EMPLOYEE REPRESENTATIVE SUPERVISORS OF

THE SIXTH SESSION OF THE SUPERVISORY COMMITTEE

REMUNERATION OF AUDITORS FOR THE YEAR 2017 AND APPOINTMENT OF

AUDITORS FOR THE YEAR 2018 GENERAL

MANDATE TO ISSUE H SHARES

DUTY REPORT OF THE INDEPENDENT DIRECTORS OF THE BOARD OF DIRECTORS

FOR THE YEAR 2017

REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND THE EXECUTION

OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM FOR THE YEAR 2017

AND

NOTICE OF ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting of China Life Insurance Company Limited to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Wednesday, 6 June 2018 at 10:00 a.m. is set out on pages 6 to 14 of this circular.

Whether or not you are able to attend the Annual General Meeting, you are advised to read the notice of Annual General Meeting and to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Secretariat in person or by post not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for convening the Annual General Meeting (i.e. no later than 10:00 a.m. on 5 June 2018) or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the Annual General Meeting or at any adjourned meeting if you so wish.

If you intend to attend the Annual General Meeting in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Secretariat (for holders of A Shares) on or before Thursday, 17 May 2018.

12 April 2018

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	the domestic share(s) of RMB1.00 each in the share capital of the Company which are listed on the Shanghai Stock Exchange and traded in RMB

“AGM” or “Annual General Meeting”	the annual general meeting of the Company to be held on Wednesday, 6 June 2018 at 10:00 a.m. at Multi- function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China

“Articles of Association”	the articles of association of the Company, as amended from time to time

“Board” or “Board of Directors”	the board of Directors of the Company

“CIRC”	the China Insurance Regulatory Commission
“Company”	China Life Insurance Company Limited, a joint stock limited company incorporated in the PRC with limited liability

“Directors”	the directors of the Company

“H Share(s)”	the overseas listed foreign share(s) of RMB1.00 each in the share capital of the Company which are listed on the Hong Kong Stock Exchange and traded in Hong Kong dollars

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC
“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Directors” or “Independent Non-executive Directors”	the independent non-executive Directors of the Company

“PRC” or “China”	the People’s Republic of China, excluding, for the purpose of this circular only, Hong Kong, Macau Special Administrative Region, and Taiwan region

“RMB”	the lawful currency of the PRC

DEFINITIONS

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Supervisors”	the supervisors of the Company

“Supervisory Committee”	the supervisory committee of the Company

Note:	If there is any inconsistency between the Chinese and English versions of this circular, the Chinese version shall prevail.

LETTER FROM THE BOARD

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

Board of Directors:	Office Address:
Chairman and Executive Director: Mr. Yang Mingsheng	16 Financial Street Xicheng District Beijing 100033
Executive Directors:	PRC
Mr. Lin Dairen, Mr. Xu Hengping, Mr. Xu Haifeng
Place of Business in Hong Kong:
Non-executive Directors:	The Hong Kong Office
Mr. Yuan Changqing, Mr. Liu Huimin,	16/F, Tower A, China Life Centre
Mr. Yin Zhaojun	One Harbour Gate
18 Hung Luen Road
Independent Non-executive Directors:	Hung Hom, Kowloon
Mr. Chang Tso Tung Stephen, Mr. Robinson Drake Pike,	Hong Kong
Mr. Tang Xin, Ms. Leung Oi-Sie Elsie

12 April 2018

To the shareholders

Dear Sir or Madam,

INTRODUCTION

On behalf of the Board of Directors, I invite you to attend the AGM to be held on Wednesday, 6 June 2018 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China.

The purpose of this circular is to provide you with the notice of the AGM and to provide you with the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the proposed resolutions at the AGM.

LETTER FROM THE BOARD

BUSINESS TO BE CONSIDERED AT THE AGM

The resolutions proposed at the AGM are set out in the Notice of Annual General Meeting on pages 6 to 14 of this circular. At the AGM, ordinary resolutions will be proposed to approve: (1) the report of the Board of Directors of the Company for the year 2017, (2) the report of the Supervisory Committee of the Company for the year 2017, (3) the financial report of the Company for the year 2017, (4) the profit distribution plan of the Company for the year 2017, (5) the remuneration of Directors and Supervisors of the Company, (6) the election of Mr. Yang Mingsheng as an Executive Director of the sixth session of the Board of Directors of the Company, (7) the election of Mr. Lin Dairen as an Executive Director of the sixth session of the Board of Directors of the Company, (8) the election of Mr. Xu Hengping as an Executive Director of the sixth session of the Board of Directors of the Company, (9) the election of Mr. Xu Haifeng as an Executive Director of the sixth session of the Board of Directors of the Company, (10) the election of Mr. Yuan Changqing as a Non-executive Director of the sixth session of the Board of Directors of the Company, (11) the election of Mr. Liu Huimin as a Non-executive Director of the sixth session of the Board of Directors of the Company, (12) the election of Mr. Yin Zhaojun as a Non-executive Director of the sixth session of the Board of Directors of the Company, (13) the election of Mr. Su Hengxuan as a Non-executive Director of the sixth session of the Board of Directors of the Company, (14) the election of Mr. Chang Tso Tung Stephen as an Independent Director of the sixth session of the Board of Directors of the Company, (15) the election of Mr. Robinson Drake Pike as an Independent Director of the sixth session of the Board of Directors of the Company, (16) the election of Mr. Tang Xin as an Independent Director of the sixth session of the Board of Directors of the Company, (17) the election of Ms. Leung Oi-Sie Elsie as an Independent Director of the sixth session of the Board of Directors of the Company, (18) the election of Mr. Jia Yuzeng as a Non-employee Representative Supervisor of the sixth session of the Supervisory Committee of the Company, (19) the election of Mr. Shi Xiangming as a Non-employee Representative Supervisor of the sixth session of the Supervisory Committee of the Company, (20) the election of Mr. Luo Zhaohui as a Non-employee Representative Supervisor of the sixth session of the Supervisory Committee of the Company, and (21) the remuneration of auditors of the Company for the year 2017 and the appointment of auditors of the Company for the year 2018.

A special resolution will be proposed at the AGM to approve: (22) the general mandate of the Company to issue H Shares.

The matters for shareholders’ review at the AGM include: (23) the duty report of the Independent Directors of the Board of Directors of the Company for the year 2017, and (24) the report on the status of connected transactions and the execution of the connected transactions management system of the Company for the year 2017.

In order to enable you to have a better understanding of the resolutions to be proposed at the AGM and to make an informed decision thereof, we have provided detailed information in this circular, including explanatory information to the proposed matters to be approved or reviewed at the AGM (see Appendix I), the biographical details of the proposed Directors (see Appendix II), the biographical details of the proposed Non-employee Representative Supervisors (see Appendix III), and the report on the status of connected transactions and execution of the connected transactions management system for the year 2017 (see Appendix IV).

THE AGM

The proxy form and the reply slip of the AGM are enclosed.

LETTER FROM THE BOARD

If you intend to appoint a proxy to attend the AGM, you are required to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to Computershare Hong Kong Investor Services Limited, and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Secretariat in person or by post not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for convening the AGM (i.e. no later than 10:00 a.m. on 5 June 2018) or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the AGM or at any adjourned meeting if you so wish.

If you intend to attend the AGM in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Secretariat (for holders of A Shares) on or before Thursday, 17 May 2018.

VOTING BY POLL

According to Rule 13.39(4) of the Hong Kong Listing Rules, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the AGM will exercise his power under the Articles of Association to demand a poll in relation to all the proposed resolutions at the AGM.

RECOMMENDATION

The Board considers that all resolutions proposed for consideration and approval by the shareholders at the AGM are in the best interests of the Company and its shareholders as a whole. Accordingly, the Board recommends the shareholders of the Company to vote in favour of all the proposed resolutions at the AGM.

Yours faithfully, Yang Mingsheng Chairman

NOTICE OF ANNUAL GENERAL MEETING

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Annual General Meeting”) of China Life Insurance Company Limited (the “Company”) will be held on Wednesday, 6 June 2018 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, for the following purposes:

ORDINARY RESOLUTIONS

1.	To consider and approve the report of the Board of Directors of the Company for the year 2017.

2.	To consider and approve the report of the Supervisory Committee of the Company for the year 2017.

3.	To consider and approve the financial report of the Company for the year 2017.

4.	To consider and approve the profit distribution plan of the Company for the year 2017.

5.	To consider and approve the remuneration of Directors and Supervisors of the Company.

6.	To consider and approve the election of Mr. Yang Mingsheng as an Executive Director of the sixth session of the Board of Directors of the Company.

7.	To consider and approve the election of Mr. Lin Dairen as an Executive Director of the sixth session of the Board of Directors of the Company.

8.	To consider and approve the election of Mr. Xu Hengping as an Executive Director of the sixth session of the Board of Directors of the Company.

9.	To consider and approve the election of Mr. Xu Haifeng as an Executive Director of the sixth session of the Board of Directors of the Company.

10.	To consider and approve the election of Mr. Yuan Changqing as a Non-executive Director of the sixth session of the Board of Directors of the Company.

NOTICE OF ANNUAL GENERAL MEETING

11.	To consider and approve the election of Mr. Liu Huimin as a Non-executive Director of the sixth session of the Board of Directors of the Company.

12.	To consider and approve the election of Mr. Yin Zhaojun as a Non-executive Director of the sixth session of the Board of Directors of the Company.

13.	To consider and approve the election of Mr. Su Hengxuan as a Non-executive Director of the sixth session of the Board of Directors of the Company.

14.	To consider and approve the election of Mr. Chang Tso Tung Stephen as an Independent Director of the sixth session of the Board of Directors of the Company.

15.	To consider and approve the election of Mr. Robinson Drake Pike as an Independent Director of the sixth session of the Board of Directors of the Company.

16.	To consider and approve the election of Mr. Tang Xin as an Independent Director of the sixth session of the Board of Directors of the Company.

17.	To consider and approve the election of Ms. Leung Oi-Sie Elsie as an Independent Director of the sixth session of the Board of Directors of the Company.

18.	To consider and approve the election of Mr. Jia Yuzeng as a Non-employee Representative Supervisor of the sixth session of the Supervisory Committee of the Company.

19.	To consider and approve the election of Mr. Shi Xiangming as a Non-employee Representative Supervisor of the sixth session of the Supervisory Committee of the Company.

20.	To consider and approve the election of Mr. Luo Zhaohui as a Non-employee Representative Supervisor of the sixth session of the Supervisory Committee of the Company.

21.	To consider and approve the remuneration of auditors of the Company for the year 2017 and the appointment of auditors of the Company for the year 2018.

SPECIAL RESOLUTION

22.	To authorize the Board of Directors to determine if the Company shall issue overseas listed foreign shares (“H Shares”), after taking into account the market conditions and the needs of the Company, of an amount of not more than 20% of the H Shares of the Company in issue as at the date of passing of the special resolution at the Annual General Meeting.

NOTICE OF ANNUAL GENERAL MEETING

Particulars of the authorization include but are not limited to:

(1)	To authorize the Board of Directors to allot, issue and deal with H Shares (“New Shares”) in accordance with the Company Law of the PRC and the regulatory requirements of the jurisdictions in which the shares of the Company are listed, after obtaining the approvals of the China Securities Regulatory Commission and other relevant PRC government departments. The aggregate nominal value of the New Shares to be allotted and issued (whether pursuant to a share option or otherwise) shall not exceed 20% of the total nominal value of the H Shares of the Company in issue as at the date of passing of this resolution.

(2)	To authorize the Board of Directors to exercise the power of the Company to determine the terms and conditions for the allotment and issue of the New Shares, which include but not limited to:

(a)	the class and number of the New Shares to be allotted and/or issued;

(b)	the target of the issue and the use of proceeds;

(c)	the method of determining the issue price of the New Shares and/or the issue price (including the price range);

(d)	the commencement and closing dates for the issue;

(e)	the class and number of the New Shares to be issued to the existing shareholders; and

(f)	the making or grant of offers for sale, agreements and options which may require the exercise of such powers.

(3)	To authorize the Board of Directors to execute all necessary documents, to complete the necessary formalities and to take other necessary steps in order to complete the allotment, issue and listing of the New Shares, provided that there is no violation of the relevant laws, administrative regulations, the regulatory requirements of the jurisdictions in which the shares of the Company are listed and the Articles of Association of the Company, including but not limited to:

(a)	to consider, approve and execute on behalf of the Company agreements in relation to the issue, such as the underwriting agreement and engagement letters of intermediaries;

(b)	to fulfill the relevant approval process according to the requirements of the regulatory authorities and the jurisdictions in which the shares of the Company are listed, and to consider, approve and execute on behalf of the Company legal documents in relation to the issue which shall be submitted to the relevant regulatory authorities;

NOTICE OF ANNUAL GENERAL MEETING

(c)	to amend the relevant agreements and legal documents mentioned in (a) and (b) above in accordance with the requirements of domestic and foreign regulatory authorities;

(d)	to consider and approve the affixing of the company seal on the relevant agreements and legal documents; and

(e)	to engage intermediaries for the issue, and to approve and execute such acts, deeds and documents as may be necessary, appropriate, desirable or relevant for the issue.

(4)	To authorize the Board of Directors to, subject to the approval of the relevant PRC authorities, increase the registered capital of the Company to the required amount according to the actual shareholding structure of the Company at the time of completion of the allotment and issue of the New Shares and in accordance with the Company Law of the PRC.

(5)	To authorize the Board of Directors to make amendments to the Articles of Association of the Company as appropriate and necessary upon the allotment and issue of the New Shares, according to the method of the allotment and issue of the New Shares of the Company, the type and number of the New Shares to be allotted and issued, and the actual shareholding structure of the Company at the time of completion of the allotment and issue of the New Shares, in order to reflect the changes in the share capital structure and the registered capital of the Company, and any other changes caused by this authorization.

(6)	The general mandate shall come into force as of the date of passing of this resolution at the Annual General Meeting and shall continue in force until the earliest of the following three dates:

(a)	the conclusion of the annual general meeting of the Company for the year 2018;

(b)	the expiration of the 12-month period following the passing of this resolution at the Annual General Meeting; and

(c)	the date on which the authority given under this resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting.

TO RECEIVE RELEVANT REPORTS

23.	To receive the duty report of the Independent Directors of the Board of Directors of the Company for the year 2017.

24.	To receive the report on the status of connected transactions and the execution of connected transactions management system of the Company for the year 2017.

NOTICE OF ANNUAL GENERAL MEETING

Note:	The English version of this notice is for reference only. If there is any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

By Order of the Board Heng Victor Ja Wei Company Secretary

12 April 2018

As at the date of this notice, the Board of Directors of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng

Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun

Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie

NOTICE OF ANNUAL GENERAL MEETING

Notes:

1.	ELIGIBILITY FOR ATTENDING THE ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The H Share register of members of the Company will be closed for the purpose of determining H Share shareholders’ entitlement to attend the Annual General Meeting from Saturday, 5 May 2018 to Wednesday, 6 June 2018 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the Annual General Meeting, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, 4 May 2018.

The Company will announce separately on the Shanghai Stock Exchange details of A Share shareholders’ eligibility for attending the Annual General Meeting.

2.	RECOMMENDATION OF FINAL DIVIDEND, WITHHOLDING AND PAYMENT OF INCOME TAX AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The Board of Directors has recommended a final dividend of RMB0.40 per share (inclusive of tax), amounting to a total of approximately RMB11,306 million. If the dividend is distributed upon the approval of Resolution No. 4 by the shareholders, the final dividend is expected to be paid on Thursday, 9 August 2018 to the H Share shareholders whose names appear on the H Share register of members of the Company on Wednesday, 20 June 2018.

The H Share register of members of the Company will be closed from Friday, 15 June 2018 to Wednesday, 20 June 2018 (both days inclusive), during which period no transfer of H Shares will be registered. In order to be entitled to the dividend, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Thursday, 14 June 2018.

According to the Enterprise Income Tax Law of the People’s Republic of China（《中華人民共和國企業所得稅 法》）and its implementation regulations which came into effect on 1 January 2008 and other relevant rules and regulations, the Company is required to withhold and pay enterprise income tax at the rate of 10% before distributing the 2017 final dividend to non-resident enterprise shareholders as appearing on the H Share register of members of the Company. Any shares registered in the name of non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax.

Pursuant to the Individual Income Tax Law of the People’s Republic of China（《中華人民共和國個人所得稅 法》）and its implementation regulations and other relevant rules and regulations, the Company is required to withhold and pay individual income tax before distributing the 2017 final dividend to individual shareholders as appearing on the H Share register of members of the Company (the “Individual H Shareholders”). However, the Individual H Shareholders may be entitled to certain tax preferential treatments pursuant to the tax treaties between the PRC and the countries (regions) in which the Individual H Shareholders are domiciled and the tax arrangements between Mainland China and Hong Kong (Macau). In this regard, the Company will implement the following arrangements in relation to the withholding and payment of individual income tax for the Individual H Shareholders:

•	For Individual H Shareholders who are Hong Kong or Macau residents or whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 10%, the Company will withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend;

NOTICE OF ANNUAL GENERAL MEETING

•	For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of less than 10%, the Company will temporarily withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend;

•	For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the effective tax rate stipulated in the relevant tax treaty in the distribution of final dividend;

•	For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 20%, or a country (region) which has not entered into any tax treaties with the PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the Individual H Shareholders in the distribution of final dividend.

If Individual H Shareholders consider that the tax rate adopted by the Company for the withholding and payment of individual income tax on their behalf is not the same as the tax rate stipulated in any tax treaties between the PRC and the countries (regions) in which they are domiciled, please submit promptly to the H Share registrar of the Company, Computershare Hong Kong Investor Services Limited, a letter of entrustment and all application materials showing that they are residents of a country (region) which has entered into a tax treaty with the PRC. The Company will then submit the above documents to competent tax authorities who will proceed with the subsequent tax related arrangements.

As to the A Share shareholders, it is expected that the Company will complete the distribution of the 2017 final dividend by Thursday, 21 June 2018. The Company will announce separately on the Shanghai Stock Exchange details of the arrangement regarding the distribution of the 2017 final dividend to its A Share shareholders.

For Hong Kong investors (including enterprises and individuals) investing in the Company’s A Shares via the Shanghai Stock Connect Program, their dividends will be distributed in RMB by the Company through the Shanghai Branch of China Securities Depository and Clearing Corporation Limited to the account of the nominee holding such A Shares. The Company will withhold and pay income tax at the rate of 10% on behalf of those investors. For investors via the Shanghai Stock Connect Program who are tax residents of other countries and whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of less than 10%, those enterprises or individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the paid amount in excess of the tax payable based on the tax rate according to such tax treaty will be refunded. The record date, the dividend distribution date and other arrangements for investors via the Shanghai Stock Connect Program will be the same as those for the Company’s A Share shareholders.

NOTICE OF ANNUAL GENERAL MEETING

For Shanghai and Shenzhen investors (including enterprises and individuals) investing in the Company’s H Shares via the Hong Kong Stock Connect Program, the Shanghai Branch and the Shenzhen Branch of China Securities Depository and Clearing Corporation Limited, as the nominees of the holders of H Shares for investors via the Hong Kong Stock Connect Program, will receive the dividends distributed by the Company and distribute such dividends to the relevant investors through its depositary and clearing system. The final dividend to be distributed to the investors of H Shares via the Hong Kong Stock Connect Program will be paid in RMB. If approved at the Annual General Meeting, the final dividend is expected to be paid on Tuesday, 14 August 2018 to the investors of H Shares via the Hong Kong Stock Connect Program. Pursuant to the Notice on Relevant Taxation Policies Concerning the Pilot Inter-connected Mechanism for Trading on the Shanghai Stock Market and the Hong Kong Stock Market (Cai Shui [2014] No. 81)（《關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知》（財稅 [2014]81號）) promulgated on 17 November 2014, the Notice on Relevant Taxation Policies Concerning the Pilot Inter-connected Mechanism for Trading on the Shenzhen Stock Market and the Hong Kong Stock Market (Cai Shui [2016] No. 127)（《關於 深港股票市場交易互聯互通機制試點有關稅收政策的通知》（財稅 [2016]127號）） promulgated on 5 December 2016 and the Notice of the Ministry of Finance, the State Administration of Taxation and the China Securities Regulatory Commission on Continuing to Implement the Relevant Individual Income Tax Policy Concerning the Inter-connected Mechanism for Trading on the Shanghai Stock Market and the Hong Kong Stock Market (Cai Shui [2017] No.  78)（《財政部、稅務總局、證監會關於繼續執行滬港股票市場交易互聯互通機制有關個人所得稅 政策的通知》（財稅[2017]78號））promulgated on 17 November 2017:

•	For Mainland individual investors who invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will withhold individual income tax at the rate of 20% in the distribution of final dividend. Individual investors may, by producing valid tax payment proofs, apply to the competent tax authority of China Securities Depository and Clearing Corporation Limited for tax refund relating to the withholding tax already paid abroad. For Mainland securities investment funds that invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will withhold individual income tax in the distribution of final dividend pursuant to the foregoing provisions;

•	For Mainland enterprise investors that invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will not withhold the income tax in the distribution of final dividend and the Mainland enterprise investors shall file the tax returns on their own.

3.	PROXY

(1)	Each shareholder entitled to attend and vote at the Annual General Meeting may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

(2)	The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other documents of authorization must be notarized.

To be valid, for holders of H Shares, the proxy form and notarized power of attorney or other documents of authorization must be delivered to Computershare Hong Kong Investor Services Limited, not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for the Annual General Meeting (the proxy form for use at the Annual General Meeting is attached herewith).

4.	REGISTRATION PROCEDURES FOR ATTENDING THE ANNUAL GENERAL MEETING

(1)	A shareholder or his proxy should produce proof of identity when attending the Annual General Meeting. If a shareholder is a legal person, its legal representative or other person authorized by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such person to attend the meeting.

NOTICE OF ANNUAL GENERAL MEETING

(2)	Shareholders of the Company intending to attend the Annual General Meeting in person or by their proxies should return the reply slip for attending the Annual General Meeting in person, by post or by facsimile to Computershare Hong Kong Investors Services Limited (for holders of H Shares) or to the Company’s Board Secretariat (for holders of A Shares) on or before Thursday, 17 May 2018.

5.	VOTING BY POLL

According to Rule 13.39(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the Annual General Meeting will exercise his power under the Articles of Association to demand a poll in relation to all the proposed resolutions at the Annual General Meeting.

6.	MISCELLANEOUS

(1)	Shareholders who attend the meeting in person or by proxy shall bear their own travelling and accommodation expenses.

(2)	The address of Computershare Hong Kong Investor Services Limited is:

Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(3)	The address of China Securities Depository and Clearing Corporation Limited Shanghai Branch is:

Level 36, China Insurance Building, 166 East Lujiazui Road, Pudong New District, Shanghai, the People’s Republic of China.

(4)	The address of China Securities Depository and Clearing Corporation Limited Shenzhen Branch is:

22-28/F, Shenzhen Stock Exchange Building, 2012 Shennan Blvd, Futian District, Shenzhen, the People’s Republic of China.

(5)	The office address of the Company is: 16 Financial Street, Xicheng District, Beijing, the People’s Republic of China.

Postal code	:	100033
Contact office	:	Board Secretariat
Telephone No.	:	86 (10) 6363 2963
Facsimile No.	:	86 (10) 6657 5112

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

The explanatory information to the proposed matters to be approved or reviewed at the AGM are set out below:

(A).	ORDINARY RESOLUTIONS

RESOLUTION 1.	TO CONSIDER AND APPROVE THE REPORT OF THE BOARD OF DIRECTORS OF THE COMPANY FOR THE YEAR 2017

The Company’s report of the Board of Directors for the year 2017 is set out in the sections headed “Corporate Governance” and “Report of the Board of Directors” in the Company’s 2017 Annual Report.

RESOLUTION 2.	TO CONSIDER AND APPROVE THE REPORT OF THE SUPERVISORY COMMITTEE OF THE COMPANY FOR THE YEAR 2017

The Company’s report of the Supervisory Committee for the year 2017 is set out in the section headed “Report of the Supervisory Committee” in the Company’s 2017 Annual Report.

RESOLUTION 3.	TO CONSIDER AND APPROVE THE FINANCIAL REPORT OF THE COMPANY FOR THE YEAR 2017

The audited financial statements and auditor’s report for the year ended 31 December 2017 are set out in the sections headed “Independent Auditor’s Report”, “Consolidated Statement of Financial Position”, “Consolidated Statement of Comprehensive Income”, “Consolidated Statement of Changes in Equity”, “Consolidated Statement of Cash Flows” and “Notes to the Consolidated Financial Statements” in the Company’s 2017 Annual Report.

RESOLUTION 4.	TO CONSIDER AND APPROVE THE PROFIT DISTRIBUTION PLAN OF THE COMPANY FOR THE YEAR 2017

In accordance with the audited financial report of the Company for the year 2017 and the requirements of relevant laws and regulations, the Board proposes the following profit distribution plan of the Company for the year 2017:

(1) A sum of RMB3,217 million (being 10% of the after-tax profit of the Company) will be allocated to the discretionary reserve fund of the Company.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

	(2)	The Company proposes to pay a cash dividend of RMB0.40 per share (inclusive of tax), totaling RMB11,306 million, to all shareholders of the Company, of which RMB7,729 million is payable to China Life Insurance (Group) Company, RMB600 million is payable to other A Share shareholders, and RMB2,976 million is payable to H Share shareholders.

	(3)	After the foregoing distributions of the after-tax profit of the Company for the year 2017, the undistributed amount will be retained as undistributed profit for distribution in future years. No public reserve capitalization is provided for in the profit distribution plan for the current financial year.

Pursuant to the relevant requirements under Article 20 of the Rules on the Regulation of Solvency of Insurance Companies No. 13: Public Disclosure of Solvency Information（《保險公司償付能力 監管規則第 13 號：償付能力信息公開披露》）, the Company shall announce the impact of a profit distribution plan on its solvency ratio at the same time as its release of such profit distribution plan to its shareholders. As at 31 December 2017, the Company had a core solvency ratio of 277.61% and a comprehensive solvency ratio of 277.65%. This profit distribution has affected the solvency ratio by approximately -4.44 percentage points.

RESOLUTION 5.	TO CONSIDER AND APPROVE THE REMUNERATION OF DIRECTORS AND SUPERVISORS OF THE COMPANY

	(1)	Remuneration for the year 2016

The remuneration of Directors and Supervisors of the Company for the year 2016 was determined in accordance with the relevant regulatory requirements, the details of which are as follows:

(a) Remuneration of the then Directors for the year 2016

The total salary of the then Directors for the year 2016 was RMB8,596,000 (including the deferral payment of performance bonus amounting to RMB2,200,800) and their welfare (including benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company) was RMB732,200, amounting to a total remuneration of RMB9,328,200, of which RMB7,127,400 was paid in 2016.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

(b) Remuneration of the then Supervisors for the year 2016

The total salary of the then Supervisors for the year 2016 was RMB6,422,600 (including the deferral payment of performance bonus amounting to RMB688,800) and their welfare (including benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company) was RMB1,142,500, amounting to a total remuneration of RMB7,565,100, of which RMB6,876,300 was paid in 2016.

In the Company’s annual report for the year 2016, having considered that the regulatory authorities had yet to confirm the remuneration standards of Directors and Supervisors of the Company, preliminary disclosure was made as to the remuneration paid, and it was noted in the annual report that “according to the relevant rules and regulations of China, the final amount of remuneration of Executive Directors and Supervisors is currently subject to review and approval. The result of the review will be disclosed when the final amount is confirmed”. As the final remuneration has been confirmed, the Company has made supplementary disclosure and has fulfilled its disclosure obligations in a timely manner.

(2)	Payment of remuneration for the year 2017

As at the date of the Notice of Annual General Meeting of the Company, the standards for the performance bonus in the remuneration payable to Directors and Supervisors of the Company for the year 2017 had not been finalized. The remuneration of Directors and Supervisors of the Company for the year 2017 was determined in accordance with the relevant regulatory requirements and the relevant remuneration management measures of the Company, the details of which are set out below:

(a) Payment of remuneration to Directors

The total salary paid to the then Directors for the year 2017 was RMB4,928,000 and their welfare (including benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company) was RMB652,000, amounting to a total remuneration of RMB5,580,000 in 2017.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

	(b)	Payment of remuneration to Supervisors

The total salary paid to the then Supervisors for the year 2017 was RMB4,919,300 and their welfare (including benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company) was RMB1,176,000, amounting to a total remuneration of RMB6,095,300 in 2017.

(3)	Remuneration arrangements for the year 2018

	(a)	Remuneration arrangements of Directors

		(I)	Executive Directors

			(i)	With respect to the Chairman of the Board, the Chairman of the Board will receive remuneration from the controlling shareholder of the Company pursuant to the relevant regulations.

			(ii)	With respect to other Executive Directors, given that the remuneration for the years 2017 and 2018 has not been finalized, it is proposed that their remuneration for the year 2018 will be determined on a preliminary basis according to the 2016 standards of remuneration. In the event that the relevant policies of the PRC are amended, such remuneration will be adjusted accordingly and will be proposed at the Company’s annual general meeting for the year 2018 for shareholders’ approval.

		(II)	Non-executive Directors

In accordance with the regulatory requirements of the PRC, Non-executive Directors will not receive any remuneration from the Company.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

	(III)	Independent Directors

In accordance with the proposal examined and approved by the Board of Directors, the remuneration of Independent Directors will comprise basic salary and performance bonus. Without considering the performance appraisal, the total annual remuneration of each Independent Director was RMB300,000 (before tax). In view of the greater responsibilities to be undertaken by the members of the Audit Committee, the performance bonus for each member of the Audit Committee will increase by RMB20,000 (before tax) per annum.

(b)	Remuneration arrangement of Supervisors

Given that the remuneration for the years 2017 and 2018 has not been finalized, it is proposed that the remuneration of the Chairman of the Supervisory Committee for the year 2018 will be determined on a preliminary basis according to the 2016 standards of remuneration. In the event that the relevant policies of the PRC are amended, such remuneration will be adjusted accordingly and will be proposed at the Company’s annual general meeting for the year 2018 for shareholders’ approval.

The remuneration of the Supervisors who hold positions in the Company for the year 2018 will be determined in accordance with the relevant remuneration management measures of the Company, and its implementation will be proposed at the Company’s annual general meeting for the year 2018 for shareholders’ approval.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

RESOLUTIONS 6-17.	TO CONSIDER AND APPROVE THE ELECTION OF DIRECTORS OF THE SIXTH SESSION OF THE BOARD OF DIRECTORS OF THE COMPANY

The term of the fifth session of the Board will come to an end soon. At the twentieth meeting of the fifth session of the Board held on 22 March 2018, the Board considered and approved the proposals in relation to the nomination of Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Xu Hengping and Mr. Xu Haifeng as Executive Directors of the sixth session of the Board, the proposals in relation to the nomination of Mr. Yuan Changqing, Mr. Liu Huimin, Mr. Yin Zhaojun and Mr. Su Hengxuan as Non-executive Directors of the sixth session of the Board, and the proposals in relation to the nomination of Mr. Chang Tso Tung Stephen, Mr. Robinson Drake Pike, Mr. Tang Xin and Ms. Leung Oi-Sie Elsie as Independent Directors of the sixth session of the Board. The qualification of Mr. Su Hengxuan as a Director is subject to the approval of the CIRC.

The Board considers that all the proposed Independent Directors possess the basic knowledge of operations of listed companies, are familiar with the relevant laws, administrative regulations, departmental rules and other regulatory documents and have over five years of working experience in law, economics, finance, management or other experiences necessary for serving as Independent Directors. Moreover, each of the proposed Independent Directors has confirmed his/her independence pursuant to Rule 3.13 of the Hong Kong Listing Rules. The Board also considers that each of the proposed Independent Directors meets the independence guidelines set out in Rule 3.13 of the Hong Kong Listing Rules and is independent in accordance with the terms of the guidelines.

The biographical details of the proposed Directors are set out in Appendix II to this circular.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

RESOLUTIONS 18-20.	TO CONSIDER AND APPROVE THE ELECTION OF NON-EMPLOYEE REPRESENTATIVE SUPERVISORS OF THE SIXTH SESSION OF THE SUPERVISORY COMMITTEE OF THE COMPANY

The term of the fifth session of the Supervisory Committee will come to an end soon. At the fifteenth meeting of the fifth session of the Supervisory Committee held on 22 March 2018, the Supervisory Committee considered and approved the proposals in relation to the nomination of Mr. Jia Yuzeng, Mr. Shi Xiangming and Mr. Luo Zhaohui as Non-employee Representative Supervisors of the sixth session of the Supervisory Committee. The qualification of Mr. Jia Yuzeng as a Supervisor is subject to the approval of the CIRC.

The biographical details of the proposed Supervisors are set out in Appendix III to this circular.

RESOLUTION 21.	TO CONSIDER AND APPROVE THE REMUNERATION OF AUDITORS OF THE COMPANY FOR THE YEAR 2017 AND THE APPOINTMENT OF AUDITORS OF THE COMPANY FOR THE YEAR 2018

As approved by the shareholders at the annual general meeting for the year 2016, Ernst & Young Hua Ming LLP was appointed as the PRC auditor and the auditor for US Form 20-F of the Company for the year 2017, and Ernst & Young was appointed as the Hong Kong auditor of the Company for the year 2017. The total remuneration of the auditors for the year 2017 is proposed to be RMB55.68 million (inclusive of tax).

The Board proposed to re-appoint Ernst & Young Hua Ming LLP as the PRC auditor and the auditor for US Form 20-F of the Company for the year 2018, and Ernst & Young as the Hong Kong auditor of the Company for the year 2018, who will hold office until the conclusion of the annual general meeting for the year 2018, and to authorize the Board to determine their remuneration for the year 2018.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

(B). SPECIAL RESOLUTION

RESOLUTION 22.	TO CONSIDER AND APPROVE THE GENERAL MANDATE OF THE COMPANY TO ISSUE H SHARES

According to the Mandatory Provisions of Articles of Association of Companies Listing Overseas, the regulatory requirements of the jurisdictions in which the shares of the Company are listed and the requirements of the Articles of Association of the Company, it is now proposed to the Annual General Meeting to authorize the Board to determine if the Company shall issue H Shares after taking into account the market conditions and the needs of the Company, of an amount of not more than 20% of the H Shares of the Company in issue as at the date of passing of the special resolution at the AGM.

The specific terms of the authorization are contained in the Notice of Annual General Meeting of the Company dated 12 April 2018.

(C). TO RECEIVE RELEVANT REPORTS

RESOLUTION 23.	TO RECEIVE THE DUTY REPORT OF THE INDEPENDENT DIRECTORS OF THE BOARD OF DIRECTORS OF THE COMPANY FOR THE YEAR 2017

Pursuant to the relevant regulatory requirements and the Articles of Association of the Company, the duty report of the Independent Directors of the Board of Directors of the Company for the year 2017 has been approved at the twentieth meeting of the fifth session of the Board held on 22 March 2018. No shareholders’ approval is required for such report. In accordance with the requirements of the Notice on Completing the Disclosure Work for the 2017 Annual Report of Listed Companies issued by the Shanghai Stock Exchange, the Company has separately disclosed the duty report of the Independent Directors of the Board of Directors of the Company for the year 2017. Please refer to the announcement published by the Company on 23 March 2018 for details of the report.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

RESOLUTION 24.	TO RECEIVE THE REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND THE EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM OF THE COMPANY FOR THE YEAR 2017

Pursuant to the requirements under the Interim Management Measures on Connected Transactions of Insurance Companies published by the CIRC, the board of directors of insurance companies shall submit a report in respect of the status of connected transactions and the execution of the connected transactions management system to the shareholders’ general meeting. No shareholders’ approval is required for such report. The report on the status of connected transactions and the execution of the connected transactions management system of the Company for the year 2017 is set out in Appendix IV to this circular for shareholders’ information.

APPENDIX II	BIOGRAPHICAL DETAILS OF THE PROPOSED DIRECTORS

I.	The biographical details of the proposed Executive Directors of the Company are set out below:

Mr. Yang Mingsheng, born in 1955, became an Executive Director and the Chairman of the Company in May 2012. He has been the Chairman of China Life Insurance (Group) Company, the controlling shareholder of the Company, since March 2012, the Chairman of China Life Property and Casualty Insurance Company Limited since March 2012, the Chairman of China Life Insurance (Overseas) Company Limited since January 2013, the Chairman of China Life Asset Management Company Limited since December 2013, and the Chairman of China Guangfa Bank Co., Ltd. since September 2016. Mr. Yang has many years of experience in financial industry. He acted as the Vice Chairman of China Insurance Regulatory Commission from 2007 to 2012, and worked for Agricultural Bank of China from 1980 to 2007, where he held various positions such as the Vice President of Shenyang Branch, Head of the Industrial Credit Department of the head office and President of Tianjin Branch. He was appointed as the Vice President of Agricultural Bank of China in 1997 and was then promoted to the President of Agricultural Bank of China in 2003. Mr. Yang, a senior economist, graduated from the Faculty of Finance of Nankai University, majoring in monetary banking with a master’s degree in economics.

Mr. Lin Dairen, born in 1958, became an Executive Director of the Company in October 2008, and was appointed as the President of the Company by the Board in March 2014. He serves concurrently as a Non-executive Director of China Life Property and Casualty Insurance Company Limited, China Life Pension Company Limited and China Life Asset Management Company Limited. He served as the Vice President of the Company from 2003 to March 2014, and an Executive Director and the President of China Life Pension Company Limited from November 2006 to March 2014. Mr. Lin graduated with a bachelor’s degree in medicine from Shandong Province Changwei Medical Institute in 1982. Mr. Lin, a senior economist, has over 30 years of experience in the operation of the life insurance business and insurance management, and was awarded special allowance by the State Council. He is currently the Chairman of the China Life Foundation, the Vice Chairman of the Insurance Institute of China and the Insurance Association of China, a Non-executive Director of China Insurance Security Fund Co., Ltd., the Deputy Director of the Life Insurance Committee of the Insurance Association of China and the Director of the Insurance Institutional Investors Professional Committee of the Insurance Asset Management Association of China.

Mr. Xu Hengping, born in 1958, became an Executive Director of the Company in July 2015. He has been the Vice President of the Company since November 2014, the Chief Operating Officer of the Company since August 2010, the General Manager of the Company’s Fujian Branch since April 2007, the Deputy General Manager of the Company’s Fujian Branch since December 2002, an Assistant to the General Manager of the Company’s Fujian Branch since September 1998, and the Division Chief of the Personal Insurance Division of the Company’s Fujian Branch since July 1996. Mr. Xu served as the General Manager of the Sales Department and the General Manager of Longyan Branch of Fuzhou Life Insurance Company Limited. Mr. Xu graduated from Hunan University, majoring in Finance. Mr. Xu, a senior economist, has over 35 years of experience in operation of the life insurance business and insurance management.

APPENDIX II	BIOGRAPHICAL DETAILS OF THE PROPOSED DIRECTORS

Mr. Xu Haifeng, born in 1959, became an Executive Director of the Company in July 2015. He has been the Vice President of the Company since November 2014 and a Non-executive Director of China Life Asset Management Company Limited since September 2015. He served as a Non-executive Director of China Life E-commerce Company Limited from January 2015 to January 2017. He served as the Business Controller of the Company from February to November 2014, during which he concurrently served as the General Manager of Hebei Branch of the Company. Mr. Xu served as the General Manager of Beijing Branch and the General Manager of Hebei Branch of the Company from 2006 to 2014. Prior to that, Mr. Xu served as the Deputy General Manager and General Manager of Linyi Branch in Shandong Province and the General Manager of the Business Management Department in Shandong Branch of the Company, the General Manager of Jinan Branch and the Deputy General Manager of Beijing Branch of the Company. Mr. Xu graduated from Linyi Foreign Language Normal University in 1982, from Shandong Provincial Party School majoring in economic management in 1996, and obtained a master’s degree in business administration from Zhongnan University of Economics and Law in 2007. Mr. Xu, a senior economist, has over 30 years of experience in the operation of life insurance business and insurance management.

Each of Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Xu Hengping and Mr. Xu Haifeng will enter into a service contract with the Company. Their term of office shall be effective on the date of approval by the shareholders at the AGM and end on the expiry of the term of the sixth session of the Board. They are eligible for re-election upon expiry of their terms.

Currently, the remuneration of the Company’s Executive Directors is as follows: the Chairman does not receive any director’s fee or remuneration from the Company; other Executive Directors do not receive any director’s fee from the Company but receive corresponding remuneration in accordance with their positions in the Company, including salary, bonus and allowance. The Company provides pension fund scheme for Executive Directors. The remuneration of the Executive Directors is determined by reference to the relevant remuneration system of the Company. The Nomination and Remuneration Committee of the Company is responsible for determining the annual remuneration scheme, which shall be subject to the approvals of the Board and the shareholders’ general meeting.

Save as disclosed above, Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Xu Hengping and Mr. Xu Haifeng have not held any directorships in other listed public companies in the last three years, do not hold any other position with the Company or any of its subsidiaries, and are not connected with any Directors, senior management or substantial or controlling shareholders of the Company. Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Xu Hengping and Mr. Xu Haifeng do not have any interest in the shares of the Company within the meaning of Part XV of the SFO.

Further, there is nothing in respect of the election of Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Xu Hengping and Mr. Xu Haifeng that needs to be disclosed pursuant to Rule 13.51(2) of the Hong Kong Listing Rules nor is there anything that needs to be brought to the attention of the shareholders of the Company.

APPENDIX II	BIOGRAPHICAL DETAILS OF THE PROPOSED DIRECTORS

II.	The biographical details of the proposed Non-executive Directors of the Company are set out below:

Mr. Yuan Changqing, born in 1961, became a Non-executive Director of the Company in February 2018. He is the Vice Chairman, President and Deputy Secretary to the Party Committee of China Life Insurance (Group) Company. Mr. Yuan served as the Chairman of the Supervisory Committee and the Deputy Secretary to the Party Committee of Agricultural Bank of China Limited from April 2015 to May 2017. He served as the Deputy General Manager and the Secretary to the Discipline Inspection Committee of China Everbright Group Corporation Limited from November 2014 to April 2015, the Secretary to the Discipline Inspection Committee of China Everbright Group Limited from December 2008 to August 2012, and an Executive Director, the Deputy General Manager and the Secretary to the Discipline Inspection Committee of China Everbright Group Limited from August 2012 to November 2014, during which he concurrently acted as the Chairman of Everbright Securities Company Limited. During the period from 1995 to 2008, he served as the Vice President, President and Secretary to the Party Committee of Xinjiang Branch, the President and Secretary to the Party Committee of Henan Branch, and the Director of the Organization Department of the Party Committee and the General Manager of the Human Resources Department of the head office of Industrial and Commercial Bank of China Limited. During the period from 1981 to 1995, he held various professional and management positions in branch offices of the People’s Bank of China and Industrial and Commercial Bank of China. Mr. Yuan, a senior economist, graduated from the University of Hong Kong, majoring in international business administration with a master’s degree in business administration.

Mr. Liu Huimin, born in 1965, became a Non-executive Director of the Company in July 2017. He has been the Vice President of China Life Insurance (Group) Company since September 2013. He served as the Vice President of China Life Asset Management Company Limited from 2004, and the President and a Director of the same company from 2006, during which he concurrently served as the Chairman of China Life Franklin Asset Management Company Limited and the Chairman of China Life AMP Asset Management Co., Ltd., etc. Mr. Liu graduated from the Peking University with a doctoral degree in international law. Before that, he graduated from the School of Social Sciences of the University of Sussex in the United Kingdom with a master’s degree in development economics, and the Peking University with a bachelor’s degree in national economic management.

Mr. Yin Zhaojun, born in 1965, became a Non-executive Director of the Company in July 2017. He has been the Vice President of China Life Insurance (Group) Company since October 2016. He joined the Bank of Communications in July 1990, and consecutively served as an Assistant to the President of Beijing Branch and the Vice President of Shanxi Branch of the Bank of Communications from 2005, and the President of Shanxi Branch, Hebei Branch and Beijing Branch of the Bank of Communications from 2011. Mr. Yin graduated from the China University of Political Science and Law with a master’s degree in public administration. Before that, he graduated from the Faculty of Accounting of the Beijing College of Finance and Commerce with a bachelor’s degree in economics.

APPENDIX II	BIOGRAPHICAL DETAILS OF THE PROPOSED DIRECTORS

Mr. Su Hengxuan, born in 1963, is the Vice President of China Life Insurance (Group) Company and the President and an Executive Director of China Life Pension Company Limited. Mr. Su has worked for China Life for over 30 years since 1983 and served various positions, including the Deputy General Manager of Henan Branch of China Life Insurance Company, the General Manager of the Individual Insurance Department of the Head Office, the General Manager of Individual Insurance Sales Department, an Assistant to the President and the Vice President of the Company. Mr. Su graduated from Wuhan University in 1998, majoring in insurance with a bachelor’s degree, and from the University of Science and Technology of China in 2011, majoring in management science and engineering with a doctoral degree. Mr. Su, a senior economist, has over 30 years of experience in the operation of life insurance business and insurance management. He is a member of the Political Consultative Conference of Xicheng District, Beijing, an expert member of the Chinese Expert Committee of the Financial Planning Standards Board, the Vice Chairman of the Insurance Association of China, the Vice Chairman of the Insurance Institute of China, the Honorable Director of the China Foundation for Development of Financial Education, the Vice Chairman of the National Council of Human Resources and Social Security, the Vice Chairman of the Council of “China Social Security” magazine, and the Executive Director of the Council of the China Center for Insurance and Social Security Research (CCISSR) of Peking University.

Each of Mr. Yuan Changqing, Mr. Liu Huimin, Mr. Yin Zhaojun and Mr. Su Hengxuan will enter into a service contract with the Company. The term of office of Mr. Yuan Changqing, Mr. Liu Huimin and Mr. Yin Zhaojun shall be effective on the date of approval by the shareholders at the AGM and end on the expiry of the term of the sixth session of the Board, and the term of office of Mr. Su Hengxuan shall be effective on the date of approval by the CIRC and end on the expiry of the term of the sixth session of the Board. They are eligible for re-election upon expiry of their terms.

As Non-executive Directors of the Company, Mr. Yuan Changqing, Mr. Liu Huimin, Mr. Yin Zhaojun and Mr. Su Hengxuan will not receive any director’s fee or remuneration from the Company.

Save as disclosed above, Mr. Yuan Changqing, Mr. Liu Huimin, Mr. Yin Zhaojun and Mr. Su Hengxuan have not held any directorships in other listed public companies in the last three years, do not hold any other position with the Company or any of its subsidiaries, and are not connected with any Directors, senior management or substantial or controlling shareholders of the Company. Mr. Yuan Changqing, Mr. Liu Huimin, Mr. Yin Zhaojun and Mr. Su Hengxuan do not have any interest in the shares of the Company within the meaning of Part XV of the SFO.

Further, there is nothing in respect of the election of Mr. Yuan Changqing, Mr. Liu Huimin, Mr. Yin Zhaojun and Mr. Su Hengxuan that needs to be disclosed pursuant to Rule 13.51(2) of the Hong Kong Listing Rules nor is there anything that needs to be brought to the attention of the shareholders of the Company.

APPENDIX II	BIOGRAPHICAL DETAILS OF THE PROPOSED DIRECTORS

III.	The biographical details of the proposed Independent Directors of the Company are set out below:

Mr. Chang Tso Tung Stephen, born in 1948, became an Independent Director of the Company in October 2014. He served as the Vice Chairman of the Greater China Region of Ernst & Young, the Managing Partner for professional services and the Chairman of auditing and consulting service of Ernst & Young until his retirement in 2004. From 2007 to 2013, Mr. Chang was an Independent Non-executive Director of China Pacific Insurance (Group) Co., Ltd. Mr. Chang is currently an Independent Non-executive Director of China Cinda Asset Management Co., Ltd., Kerry Properties Limited and Hua Hong Semiconductor Limited, all of which are listed on the Hong Kong Stock Exchange. Mr. Chang has been practicing as a certified public accountant in Hong Kong for around 30 years and has extensive experience in accounting, auditing and financial management. Mr. Chang holds a bachelor’s degree of science from the University of London, and is a fellow member of the Institute of Chartered Accountants in England and Wales.

Mr. Robinson Drake Pike, born in 1951, became an Independent Director of the Company in July 2015. Before his retirement from Goldman Sachs in 2014, Mr. Pike served as the Managing Director of Goldman Sachs and the Chief Representative of the Beijing Representative Office of Goldman Sachs International Bank UK from August 2011 to May 2014, and the Managing Director of Goldman Sachs and the senior advisor and project coordinator sent to the Industrial and Commercial Bank of China by Goldman Sachs from January 2007 to August 2011. He was the Senior Vice President of Lehman Brothers and the Deputy Head and the Head of Asia Credit Risk Management of Lehman Brothers from July 2000 to December 2006. Mr. Pike has over 30 years of experience in the Asian financial industry with a focus on risk management and China’s banking industry. He holds a bachelor’s degree of arts in Chinese Language and Literature from Yale University and a master’s degree of public affairs in development economics from Princeton University’s Woodrow Wilson School.

Mr. Tang Xin, born in 1971, became an Independent Director of the Company in March 2016. He is a professor of the School of Law of Tsinghua University, the Deputy Head of the Commercial Law Research Center of Tsinghua University, an associate editor of “Tsinghua Law Review”, a member of the Listing Committee of the Shanghai Stock Exchange, the Chairman of the Independent Director Committee of the China Association for Public Companies, and an Independent Director of each of Harvest Fund Management Co., Ltd., GF Securities Co., Ltd. and Oriza Holdings Co., Ltd. Mr. Tang was elected as a member of the first and second sessions of the Merger, Acquisition and Reorganization Review Committee of the China Securities Regulatory Commission from 2008 to 2010. He served as an Independent Director of China Spacesat Co., Ltd. from 2008 to 2014, an Independent Director of each of SDIC Power Holdings Co., Ltd. and Changjiang Securities Company Limited from 2009 to 2013, and an Independent Director of Beijing Rural Commercial Bank Co., Ltd. from 2009 to 2015. Mr. Tang graduated from Renmin University of China with bachelor’s degree, master’s degree and doctorate degree in law.

APPENDIX II	BIOGRAPHICAL DETAILS OF THE PROPOSED DIRECTORS

Ms. Leung Oi-Sie Elsie, born in 1939, became an Independent Director of the Company in July 2016. She was the first Secretary for Justice of Hong Kong, as well as a member of the Executive Council of Hong Kong. She is currently the Deputy Director of the Hong Kong Basic Law Committee of the Standing Committee of the National People’s Congress and a consultant of Iu, Lai & Li Solicitors & Notaries. Ms. Leung served as a member of the Social Welfare Advisory Committee and the Equal Opportunities Commission, an executive committee member and a council member of the Hong Kong Federation of Women, the Chairperson and President of the International Federation of Women Lawyers, and the Honorary President of the Nanhai Worldwide Friendship Federation. She is a Justice of the Peace, a Notary Public and a China-Appointed Attesting Officer. She has been awarded the “Grand Bauhinia Medal” and admitted as a solicitor by the Law Societies of Hong Kong and England. Ms. Leung graduated from the University of Hong Kong with a master’s degree in law, and is a fellow of the International Academy of Matrimonial Lawyers. She has been an Independent Non-executive Director of United Company RUSAL Plc since December 2009, an Independent Non-executive Director of China Resources Power Holdings Company Limited since April 2010, and an Independent Non-executive Director of PetroChina Company Limited since June 2017.

Each of Mr. Chang Tso Tung Stephen, Mr. Robinson Drake Pike, Mr. Tang Xin and Ms. Leung Oi-Sie Elsie will enter into a service contract with the Company. Their term of office shall be effective on the date of approval by the shareholders at the AGM and end on the expiry of the term of the sixth session of the Board, and they are eligible for re-election upon expiry of their terms, subject to the requirements of the laws and regulations of the PRC with respect to the maximum term of office of independent directors.

Mr. Chang Tso Tung Stephen, Mr. Robinson Drake Pike, Mr. Tang Xin and Ms. Leung Oi-Sie Elsie will be entitled to an annual director’s fee to be determined by the Board with reference to their duties and responsibilities and subject to approval at the shareholders’ general meeting.

Save as disclosed above, Mr. Chang Tso Tung Stephen, Mr. Robinson Drake Pike, Mr. Tang Xin and Ms. Leung Oi-Sie Elsie have not held any directorships in other listed public companies in the last three years, do not hold any other position with the Company or any of its subsidiaries, and are not connected with any Directors, senior management or substantial or controlling shareholders of the Company. Mr. Chang Tso Tung Stephen, Mr. Robinson Drake Pike, Mr. Tang Xin and Ms. Leung Oi-Sie Elsie do not have any interests in shares of the Company within the meaning of Part XV of the SFO.

Further, there is nothing in respect of the election of Mr. Chang Tso Tung Stephen, Mr. Robinson Drake Pike, Mr. Tang Xin and Ms. Leung Oi-Sie Elsie that needs to be disclosed pursuant to Rule 13.51(2) of the Hong Kong Listing Rules nor is there anything that needs to be brought to the attention of the shareholders of the Company.

APPENDIX III	BIOGRAPHICAL DETAILS OF THE PROPOSED NON-EMPLOYEE REPRESENTATIVE SUPERVISORS

The biographical details of the proposed Non-employee Representative Supervisors of the Company are set out below:

Mr. Jia Yuzeng, born in 1962, is a member of the Party Committee of the Company. During the period from 2006 to March 2018, he served as a Supervisor, the General Manager of the Human Resources Department, an Assistant to the President, the Vice President, the Board Secretary, an Executive Director and the Compliance Officer of China Life Pension Company Limited. During the period from 2004 to 2006, he served as the General Manager of the Work Department of the Trade Union, the Executive Deputy Director of the Trade Union and a Supervisor of the Company. During the period from 1988 to 2004, he successively served as the Division Head of the General Office and a secretary (at the deputy director level) of the PRC Ministry of Supervision, the Deputy Director (responsible for daily operation) of the Minister Office of the General Supervision Office under the Supervision Department of the Central Commission for Discipline Inspection, and an inspector (at the director level), supervisor, inspector (at the deputy bureau chief level) and special supervisor of the General Office of the Central Commission for Discipline Inspection. Mr. Jia graduated from the Open University of Hong Kong in 2003, majoring in business administration with a master’s degree in business administration.

Mr. Shi Xiangming, born in 1959, became a Supervisor of the Company in May 2009, and has been the General Manager of the Supervisory Department of the Company since September 2008. Mr. Shi served as the Deputy General Manager of the Human Resources Department and the Director of the General Office of the Company from September 2003 to September 2008. From March 2002 to August 2003, Mr. Shi served as the Deputy General Manager of the Supervisory Department of China Life Insurance Company. Mr. Shi graduated from the Chemistry School of the first branch college of Peking University with a bachelor’s degree of science.

Mr. Luo Zhaohui, born in 1974, became a Supervisor of the Company in February 2018. Mr. Luo worked at the Risk Management Department of China Life Insurance Company and the General Office of China Life Insurance (Group) Company from August 2002 to August 2013, and was appointed as the Senior Manager of the Comprehensive Information Division of the General Office of China Life Insurance (Group) Company in May 2009 and an Assistant to the General Manager of the Strategic Planning Department of China Life Insurance (Group) Company in August 2013. Mr. Luo was seconded to Shijiazhuang Branch of the Company in Hebei Province as the Deputy General Manager during the period from November 2013 to October 2015, and was then appointed as the Deputy General Manager of the Strategic Planning Department of China Life Insurance (Group) Company in July 2016. Mr. Luo, a senior economist, graduated from Peking University, majoring in finance with a doctoral degree. Mr. Luo has been involved in strategic management related work for a long time, with considerable working experience in such aspects as risk management, market analysis and research, life insurance operation, as well as strategic planning and management.

APPENDIX III	BIOGRAPHICAL DETAILS OF THE PROPOSED NON-EMPLOYEE REPRESENTATIVE SUPERVISORS

Each of Mr. Jia Yuzeng, Mr. Shi Xiangming and Mr. Luo Zhaohui will enter into a service contract with the Company. The term of office of Mr. Shi Xiangming and Mr. Luo Zhaohui shall be effective on the date of approval by the shareholders at the AGM and end on the expiry of the term of the sixth session of the Supervisory Committee, and the term of office of Mr. Jia Yuzeng shall be effective on the date of approval by the CIRC and end on the expiry of the term of the sixth session of the Supervisory Committee. They are eligible for re-election upon expiry of their terms.

Mr. Jia Yuzeng and Mr. Luo Zhaohui will not receive any supervisor’s fee or remuneration from the Company. Mr. Shi Xiangming will not receive any supervisor’s fee from the Company but will receive corresponding remuneration in accordance with his position in the Company, including salary, bonus and allowance. The remuneration of Mr. Shi Xiangming is determined by reference to the relevant remuneration system of the Company.

Save as disclosed above, Mr. Jia Yuzeng, Mr. Shi Xiangming and Mr. Luo Zhaohui have not held any directorships in other listed public companies in the last three years, do not hold any other position with the Company or any of its subsidiaries, and are not connected with any Directors, senior management or substantial or controlling shareholders of the Company. Mr. Jia Yuzeng, Mr. Shi Xiangming and Mr. Luo Zhaohui do not have any interest in the shares of the Company within the meaning of Part XV of the SFO.

Further, there is nothing in respect of the election of Mr. Jia Yuzeng, Mr. Shi Xiangming and Mr. Luo Zhaohui that needs to be disclosed pursuant to Rule 13.51(2) of the Hong Kong Listing Rules nor is there anything that needs to be brought to the attention of the shareholders of the Company.

APPENDIX IV	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND THE EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM OF THE COMPANY FOR THE YEAR 2017

Report on the Status of Connected Transactions and the Execution of the Connected

Transactions Management System of the Company for the Year 2017

In 2017, China Life Insurance Company Limited (hereinafter referred to as the “Company”) seriously and continuously adhered to laws, regulations and regulatory requirements governing connected transactions, actively performed its obligations in accordance with the regulatory rules of its jurisdictions of listing, and forged ahead with various tasks in relation to the management of connected transactions. Pursuant to the provision of the Interim Management Measures on Connected Transactions of Insurance Companies promulgated by the China Insurance Regulatory Commission (hereinafter referred to as the “CIRC”), which stipulated that “the board of insurance companies shall submit a report in respect of the status of connected transactions and the execution of the connected transactions management system to the shareholders’ general meeting every year”, the status of connected transactions and the execution of the connected transactions management system of the Company are hereby reported as follows:

I.	Basic Status of Connected Transactions

(I)	Major Continuing Connected Transactions Relating to the Day to Day Operations of the Company

1.	the policy management business between the Company and China Life Insurance (Group) Company (hereinafter referred to as “CLIC”);

2.	the asset management business, including the asset management agreements between the Company and China Life Asset Management Company Limited (hereinafter referred to as “AMC”), and between CLIC and AMC, as well as the asset management agreement for alternative investments between the Company and China Life Investment Holding Company Limited (hereinafter referred to as “CLI”);

3.	the subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions entered into by China Life AMP Asset Management Co., Ltd. (hereinafter referred to as “AMP”) with each of the Company, China Life Pension Company Limited (hereinafter referred to as “Pension Company”), CLIC and China Life Property and Casualty Insurance Company Limited (hereinafter referred to as “CLP&C”);

4.	the asset management services, sale agency services for asset management products and other daily transactions as permitted by laws and regulations under the framework agreement in relation to asset management services and other daily transactions entered into by China Life Wealth Management Company Limited (hereinafter referred to as “CLWM”) with each of the Company, CLIC, CLP&C, China Life Insurance (Overseas) Company Limited, CLI and China Life E-commerce Company Limited;

APPENDIX IV	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND THE EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM OF THE COMPANY FOR THE YEAR 2017

5.	the sale of insurance products by the Company in its capacity of an agent of CLP&C;

6.	the deposit, financial market and peer, financing, investment and wealth management, asset management, entrustment, agency and other daily connected transactions between the Company and China Guangfa Bank Co., Ltd. (hereinafter referred to as “CGB”);

7.	the property leasing agreement between the Company and CLI;

8.	the entrustment of enterprise annuity funds among the Company, CLIC, AMC and Pension Company;

9.	the service trademarks permitted by CLIC to be used by the Company.

(II)	Major Connected Transactions Entered into, Renewed or Amended During the Year

1.	The Company and CLP&C entered into the Framework Agreement in relation to the Leasing of Counters and Premises on 15 June 2017, and the branches of the parties will commence the leasing of counters and premises pursuant to the agreement.

2.	The Company and Chongqing International Trust Inc. entered into the Framework Agreement in relation to the Subscription and Redemption of Trust Products and Other Daily Transactions on 21 June 2017, with a term from 21 June 2017 to 31 December 2019.

3.	The Company and CLI renewed the Entrusted Investment and Management Agreement for Alternative Investments with Insurance Funds for the years 2017-2018 on 30 June 2017.

4.	The Company (as the limited partner) entered into the special fund partnership agreement and its supplemental agreement with Fund GP (as the general partner) on 27 November 2017 for the formation of the special fund partnership. The total capital amount raised by the special fund partnership is RMB5,600 million, all of which is contributed by the Company. Following the establishment of the special fund partnership, the special fund partnership and Baidu, Inc. (each as a limited partner) entered into the Baidu fund partnership agreement with Fund GP (as the general partner) for the formation of the Baidu fund partnership. The Baidu fund partnership primarily makes equity investment or quasi equity investment in private equity projects at the middle to later stages in the internet sector, including internet, mobile internet, artificial intelligence, internet finance, consumption upgrade, and internet+.

APPENDIX IV	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND THE EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM OF THE COMPANY FOR THE YEAR 2017

5.	On 8 December 2017, the Company made capital contribution jointly with China Construction Bank, Shanghai No. 1 Sub-branch, and China Shipping Investment Development Limited for the subscription of the China Shipping fund sponsored and established by China Life Capital Investment Company Limited and Jianxin (Beijing) Investment Fund Management Co., Ltd. (each as a fund manager). The total size of the fund is RMB7,500 million. As a holder of Class A Units of the fund, the Company made a capital contribution of RMB3,000 million. The fund has a term of 5 years.

6.	The Company (as the limited partner) and China Life Properties Investment Management Company Limited (hereinafter referred to as “China Life Properties”) (as the general partner) entered into the Partnership Agreement on 19 December 2017 for the formation of the partnership. The total capital amount raised by the partnership is RMB4,160.1 million, of which RMB4,160 million is contributed by the Company and RMB0.1 million is contributed by China Life Properties. The capital raised by the partnership is used to acquire 21.4% equity interest in Shanghai Rui Hong Xin Cheng Co., Ltd. from Hollyfield Holdings Limited, through which the partnership will obtain 49.5% interest in the land use rights corresponding to Lot 10, Lot 3 shopping mall (Hall of the Moon), Lot 6 shopping mall (Hall of the Stars) and phase II shopping mall within the territory of the Rui Hong Xin Cheng Project held by Shanghai Rui Hong Xin Cheng Co., Ltd., as well as the buildings and project under construction on the lands.

7.	The Company and CLIC renewed the Policy Management Agreement on 26 December 2017, with an entrustment term from 1 January 2018 to 31 December 2020.

8.	The Company and CLWM renewed the Framework Agreement in relation to Daily Connected Transactions on 28 December 2017, with a term up to 31 December 2020.

All of the abovementioned connected transactions were in compliance with the applicable approval and disclosure procedures, were entered into on normal commercial terms and were in the interests of the Company and its shareholders as a whole.

II.	Execution of the Connected Transactions Management System

Under the Company’s internal connected transactions management policies including the Measures on Connected Transactions Management, the Company has established a relatively comprehensive connected transactions management and implementation system, which covered various aspects including: business, finance, auditing, internal control, information technology, legal compliance and information disclosure. The management of the Company’s connected transactions has been conducted in an orderly manner.

APPENDIX IV	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND THE EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM OF THE COMPANY FOR THE YEAR 2017

(I)	Establishment of the Connected Transactions Management System

The Measures on Connected Transactions Management is one of the bases upon which the current system of the Company with respect to the management of connected transactions is established. The system was revised in 2017 mainly due to certain changes of the requirements of external regulators. The Company made adjustments to part of the current system pursuant to the new regulatory requirements, including the Notice on Matters concerning Further Strengthening the Management of the Connected Transactions of Insurance Companies (Bao Jian Fa [2017] No. 52) issued by the CIRC. The revised system was released to the Company at all levels after it was considered and approved at the sixteenth meeting of the fifth session of the Board of the Company on 19 December 2017. On 25 December 2017, the Company submitted the Report for the Filing of the “Measures on Connected Transactions Management of China Life Insurance Company Ltd.” (Guo Shou Ren Xian Cheng (2017) No. 892) to the CIRC for filing purpose.

(II)	Information Management of Connected Transactions

The Company determined the scope of connected parties and managed the information of connected parties in strict compliance with laws and regulations, regulatory requirements, and the listing rules of the jurisdictions where the shares of the Company are listed. The Company collected information from relevant companies, departments and personnel twice a year to update the information of connected parties in a timely manner, and used such information as the basis for identification of connected transactions. The Audit Committee confirmed the list of connected parties of the Company pursuant to the relevant requirements and reported the same to the Board and the Supervisory Committee.

The Company effectively identified connected transactions, submitted them to the corresponding authorities for approval according to the type of connected transactions and made a summary of the data of connected transactions for statistical purpose, with a view to ensuring the legal compliance of connected transactions.

(III)	Performance of the Approval Procedures for Connected Transactions in a Diligent Manner

All departments of the Company that dealt with connected transactions managed and monitored connected transactions according to their respective duties and work allocation, including project establishment, approval, agreement execution and performance. Connected transactions that required consideration and approval by the Board and the shareholders’ general meeting were considered and approved at meetings convened pursuant to the relevant requirements. During the Board deliberations of connected transactions, the Directors who had an interest in the connected transactions abstained from voting on the relevant resolutions. The Independent Directors rendered independent and unqualified opinions on the legitimacy of the approval procedures and the reasonableness of the transaction consideration, and the procedures of voting were in compliance with laws. Minor connected transactions that required examination and approval by the President’s Office were properly handled in accordance with the relevant procedures. The Connected Transactions Control Committee worked efficiently in examining and considering connected transactions, which provided business support for the President’s Office. All major departments managing connected transactions performed their respective duties and cooperated with each other closely, which ensured the performance by the Company of its approval procedures for connected transactions.

APPENDIX IV	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND THE EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM OF THE COMPANY FOR THE YEAR 2017

(IV)	Obligation to Report, File and Disclose Connected Transactions

The Company reported and filed connected transactions pursuant to the regulatory requirements released from time to time. The Company disclosed its connected transactions on the designated websites and selected newspapers for information disclosure pursuant to the regulatory requirements of the CIRC and the jurisdictions where the shares of the Company are listed. In the event of any inconsistency between the requirements of domestic and overseas regulators with respect to information reporting and disclosure, the Company performed its obligations in accordance with the more stringent regulatory requirements.

For the year 2017, the Company completed the work of reporting and filing as required by regulatory authorities, including the submission of quarterly reports of connected transactions, reports on major connected transactions and reports on individual connected transactions, and the filing of amendments to the connected transactions management system with the CIRC, as well as the filing of information about connected parties with the Shanghai Stock Exchange. The Company disclosed the discloseable connected transactions for the year 2017 on the designated websites for information disclosure pursuant to the regulatory requirements of the jurisdictions where the shares of the Company are listed. In accordance with the requirements of the CIRC, connected transactions involving capital application and major connected transactions were disclosed on an individual basis or quarterly on a consolidated basis on the official website of the Company and the website of the Insurance Association of China.

(V)	Completion of the Audit on Connected Transactions

The Company completed the annual audit on connected transactions. It was found during the audit that the Company carefully implemented the laws and regulations of connected transactions in 2017, better fulfilled its obligations as a listed company in accordance with the requirements of domestic and overseas regulatory authorities, and the management and operation of connected transactions remained normal. In 2017, the Company completed various tasks in accordance with the relevant requirements, including the implementation of regulatory system in a consistent manner, amendments to and filing of the connected transactions management system, reporting and disclosure of connected transactions individually and on a quarterly basis, and identification and update of connected persons. The formalities in relation to the execution of agreements for major connected transactions were complete and the contents of such agreements were in compliance with laws. The procedures for approval and disclosure of connected transactions basically satisfied the regulatory requirements. The Company will supervise the implementation of corrective measures with respect to the issues identified in the audit, such as the failure to receive leasing fees and late fines from connected persons in a timely manner.

APPENDIX IV	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND THE EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM OF THE COMPANY FOR THE YEAR 2017

In summary, in 2017, the Company carefully implemented the laws and regulations on connected transactions, actively promoted the management of connected transactions, fulfilled its obligations as a listed company in accordance with the requirements of domestic and overseas regulatory authorities, and the management and operation of the Company’s connected transactions remained normal, which effectively safeguarded the legitimate interests of the Company and the medium–and small–scale investors. The Company will supervise the implementation of corrective measures with respect to the issues identified in the audit and step up its effort to improve its work.

III.	Work Plan for the Year 2018

In 2018, the Company will continue to strictly observe laws and regulations, as well as regulatory requirements, implement the Measures on Connected Transactions Management in a practical manner, and complete all works associated with the management of connected transactions:

Firstly, the Company will regard the compliance management of connected transactions as its important task. By advocating the concept of “having responsibility for all to be compliant”, the Company will enhance the awareness of all employees on compliance in a practical manner. Through various training courses, the Company will integrate compliance requirements into each business area, specific work and risk control aspect related to connected transactions. The Company will attach great importance to the risks that may arise from connected transactions, and strengthen the awareness for risk prevention and control. It will also actively conduct research and development activities in the course of its work, promote communications and optimize its systems, thus establishing a good work mechanism for the management of connected transactions.

Secondly, the Company will enhance the risk management level in all aspects and construct the risk control system in great depth. Taking into account the changes of regulatory requirements, the Company will strengthen the construction, promotion and implementation of systems, update management systems and work procedures, and practically perform various regulatory obligations. Stringent process management will be implemented, with an aim of tracking down the development of connected transactions and pursuing liabilities of the persons concerned. It will also reinforce the follow-up management of connected transactions, make more efforts on supervising the execution of connected transaction contracts, and ensure the compliance management of connected transactions in all aspects by comprehensively using compliance audit, monitoring, inspection, review and other methods.

APPENDIX IV	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND THE EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM OF THE COMPANY FOR THE YEAR 2017

Thirdly, the Company will actively research into new situations and questions concerning the management of connected transactions, proactively cooperate with CLIC with respect to the construction of its informatization system for connected transactions, and explore the latest management means and methods for the management of connected transactions.

This report is hereby submitted for your review.

Board of Directors of China Life Insurance Company Limited

Note:	The English version of this Appendix is for reference only. If there is any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

FORM OF PROXY OF HOLDERS OF H SHARES FOR USE AT

THE ANNUAL GENERAL MEETING

OF THE COMPANY TO BE HELD ON WEDNESDAY, 6 JUNE 2018

Number of shares to which this form of proxy relates[2]

I/We3                                                                                                                                                                                                              of3                                                                                                                                                                                                                           (address as shown in the register of members) being shareholder(s) of CHINA LIFE INSURANCE COMPANY LIMITED (the “Company”)             hereby             appoint             the             Chairman             of             the             Meeting                 or4 – of                                                                                                                                                                                          as my/our proxy to attend, act and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Wednesday, 6 June 2018 at 10:00 a.m. and at any adjournment thereof as hereunder indicated in respect of the resolutions set out in the Notice of the Annual General Meeting dated 12 April 2018, and, if no such indication is given, as my/our proxy thinks fit.

ORDINARY RESOLUTIONS		FOR	[5]	AGAINST	[5]	ABSTAIN	[5]
1.	To consider and approve the report of the Board of Directors of the Company for the year 2017.
2.	To consider and approve the report of the Supervisory Committee of the Company for the year 2017.
3.	To consider and approve the financial report of the Company for the year 2017.
4.	To consider and approve the profit distribution plan of the Company for the year 2017.
5.	To consider and approve the remuneration of the Directors and Supervisors of the Company.
6.	To consider and approve the election of Mr. Yang Mingsheng as an Executive Director of the sixth session of the Board of Directors of the Company.
7.	To consider and approve the election of Mr. Lin Dairen as an Executive Director of the sixth session of the Board of Directors of the Company.
8.	To consider and approve the election of Mr. Xu Hengping as an Executive Director of the sixth session of the Board of Directors of the Company.
9.	To consider and approve the election of Mr. Xu Haifeng as an Executive Director of the sixth session of the Board of Directors of the Company.
10.	To consider and approve the election of Mr. Yuan Changqing as a Non-executive Director of the sixth session of the Board of Directors of the Company.
11.	To consider and approve the election of Mr. Liu Huimin as a Non-executive Director of the sixth session of the Board of Directors of the Company.
12.	To consider and approve the election of Mr. Yin Zhaojun as a Non-executive Director of the sixth session of the Board of Directors of the Company.
13.	To consider and approve the election of Mr. Su Hengxuan as a Non-executive Director of the sixth session of the Board of Directors of the Company.
14.	To consider and approve the election of Mr. Chang Tso Tung Stephen as an Independent Director of the sixth session of the Board of Directors of the Company.

ORDINARY RESOLUTIONS		FOR	[5]	AGAINST	[5]	ABSTAIN	[5]
15.	To consider and approve the election of Mr. Robinson Drake Pike as an Independent Director of the sixth session of the Board of Directors of the Company.
16.	To consider and approve the election of Mr. Tang Xin as an Independent Director of the sixth session of the Board of Directors of the Company.
17.	To consider and approve the election of Ms. Leung Oi-Sie Elsie as an Independent Director of the sixth session of the Board of Directors of the Company.
18.	To consider and approve the election of Mr. Jia Yuzeng as a Non-employee Representative Supervisor of the sixth session of the Supervisory Committee of the Company.
19.	To consider and approve the election of Mr. Shi Xiangming as a Non-employee Representative Supervisor of the sixth session of the Supervisory Committee of the Company.
20.	To consider and approve the election of Mr. Luo Zhaohui as a Non-employee Representative Supervisor of the sixth session of the Supervisory Committee of the Company.
21.	To consider and approve the remuneration of auditors of the Company for the year 2017 and the appointment of auditors of the Company for the year 2018.

SPECIAL RESOLUTION		FOR	[5]	AGAINST	[5]	ABSTAIN	[5]
22.	To grant a general mandate to the Board of Directors of the Company to allot, issue and deal with new H Shares of the Company of an amount of not more than 20% of the H Shares in issue as at the date of passing of this special resolution.

Dated 2018	Signature(s)[6]:

Notes:

1.	Important: You should first review the Notice of the Annual General Meeting, the circular to the shareholders and the 2017 annual report issued by the Company on 12 April 2018 before appointing a proxy.

2.	Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3.	Please insert the full name(s) (in Chinese or in English) and address(es) (as shown in the register of members) in block letters.

4.	If any proxy other than the Chairman of the Meeting is preferred, delete the words “the Chairman of the Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON WHO SIGNS IT.

5.	IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN, PLEASE TICK IN THE BOX MARKED “ABSTAIN”. If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his discretion. Unless you have indicated otherwise in this form of proxy, your proxy will also be entitled to vote at his discretion on any resolution properly put to the Annual General Meeting other than those referred to in the Notice of Annual General Meeting. The shares abstained will be counted in the calculation of the required majority.

6.	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a legal entity, must either be executed under seal or under the hand of a director or an attorney duly authorized to sign the same. If this form of proxy is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarized.

7.	Where there are joint holders of any shares, any one of such persons may vote at the Annual General Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Annual General Meeting, either personally or by proxy, then the person present whose name stands first in the register of members in respect of such shares shall alone be entitled to vote in respect thereof.

8.	To be valid, for holders of H Shares, this form of proxy, together with the notarized power of attorney or other documents of authorization, must be delivered to the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for the Annual General Meeting (i.e. no later than 10:00 a.m. on 5 June 2018) or any adjournment thereof.

PERSONAL INFORMATION COLLECTION STATEMENT

(i)	“Personal Data” in these statements has the same meaning as “personal data” in the Personal Data (Privacy) Ordinance, Chapter 486 of the Laws of Hong Kong (“PDPO”).

(ii)	Your supply of Personal Data to the Company is on a voluntary basis. If you fail to provide sufficient information, the Company may not be able to process your appointment of proxy and instructions.

(iii)	Your Personal Data may be disclosed or transferred by the Company to its subsidiaries, its share registrar, and/or other companies or bodies for any of the stated purposes, and retained for such period as may be necessary for our verification and record purposes.

(iv)	You have the right to request access to and/or correction of your Personal Data in accordance with the provisions of the PDPO. Any such request for access to and/or correction of your Personal Data should be in writing to the Personal Data Privacy Officer of Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

REPLY SLIP OF HOLDERS OF H SHARES

To: China Life Insurance Company Limited (the “Company”)

I/We1                                                                                                                                                (Chinese/English name) of                                                                                                                                                                                              (as recorded in the register of members of the Company) being registered holder(s) of                                                                                      H Shares2 of RMB1.00 each in the capital of the Company, hereby inform the Company that I/we intend to attend (in person or by proxy) the Annual General Meeting of the Company to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Wednesday, 6 June 2018 at 10:00 a.m.

Date:                                                                              2018

Signature(s):

Notes:

1.	Please insert full name(s) (in Chinese or in English) and address(es) (as recorded in the register of members of the Company) in block letters.

2.	Please insert the number of shares registered under your name(s).

3.	The completed and signed reply slip should be delivered to the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong on or before Thursday, 17 May 2018 in person, by mail or by fax (fax number: (852) 2865 0990).